WeTrade Group Inc.

No. 1 Gaobei South Coast

Yi An Men 111 Block 37

Chao Yang District

Beijing City, People's Republic of China

September 23, 2019

Michael C. Foland

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: WeTrade Group Inc.

Registration Statement on Form S-1

Filed August 9, 2019

File No. 333-233165

Dear Mr. Foland:

WeTrade Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated September 5, 2019 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 9, 2019.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Summary

1. Please revise the Offering Proceeds to accurately reflect the number of securities being offered with the offering price per share.

Response: We have revised the Offering Proceeds to accurately reflect the number of securities being offered along with the offering price per share.

Risk Factors

2. We note your references to filings in 2016. Please reconcile these disclosures with the disclosure that the company's inception was March 28, 2019. We further note similar timeframe representations in the Security Ownership of Certain Beneficial Owners and Management table.

Response: We have amended so that the filings reflect 2019 in the disclosures and the Security Ownership of Certain Beneficial Owners and Management table.

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Use of Proceeds

3. Your disclosures regarding the amount of proceeds that are needed to implement your business development plan do not appear to be consistent. For example, on page 2 you indicate that if you raise $150,000 from the offering no funds will be available for business development. However, on page 26 you state that raising a minimum of $100,000 would allow you to implement your business plan whereas on page 48 you refer to a minimum of $90,000. Please revise or explain these apparent inconsistencies.

Response: We have revised the inconsistencies on page 26 and 48 so that they are uniform throughout.

4. Please revise your expenditures to reflect the amount to be raised if 100% and 25% of the shares being registered are sold. We note that you allocate $310,000 if 100% of the shares are sold and $65,000 if 25% of the shares are sold, but the total listed amounts are $300,000 and $75,000, respectively. Further, please explain why professional fees would increase from $25,000 if 25% is raised to $150,000 if 100% is raised.

Response: We have revised our expenditures to accurately reflect the expected expenditures.

Information with Respect to the Registrant

5. You refer to a common control transaction with UTour PTe. Ltd., which is now a wholly owned subsidiary of the company. Please include a discussion of this transaction here, including when this transaction took place. Also, ensure you address the related party nature of this acquisition, when such entity was established and a description of their operations in China. To the extent you intend to conduct significant operations in China, also revise to include a comprehensive discussion regarding the various risks and limitations of conducting business in the PRC.

Response: We have revised to include the details of the transaction and included the risks and limitations of conducting business in the PRC.

Plan of Operation

6. You indicate that you are currently developing a business plan that you intend to implement upon successful completion of registration. Please revise here to describe with specificity your plan for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, the expected sources of funding, and how you are to incorporate artificial intelligence and big data.

Response: We have amended to include the description of the business plan and it’s anticipated developments moving forward, along with the necessary milestones to achieve the completion of the business plan.

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Directors and Executive Officers

7. Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response: We have revised the director bios to comply with Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management

8. Please identify the natural person(s) who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by AiShang You Limited.

Response: We have identified the person(s) with authority over AiShang You Limited.

Signatures

9. Please revise to have your principal financial officer and principal accounting officer or controller and the majority of your board of directors sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instructions for Signatures on Form S-1.

Response: We have amended to include the signatures of all those required by instructions for Signatures of Form S-1.

Exhibits

10. Please file exhibits required by Form S-1 (e.g., articles of incorporation, bylaws, legal opinion, subscription agreement). See Item 16 of Form S-1.

Response: We have filed all exhibits required by Item 16 of Form S-1.

General

11. Please clarify throughout the filing the number of shares currently issued and outstanding, the effect on ownership percentages this offering will have, and the dilution effect to take place upon the sale of shares from this offering.

Response: We have amended to include the number of shares issued and outstanding and the effects of this offering on the total issued and outstanding shares.

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12. Please remove any references to lines of business that are not part of your business plan. In this regard, we note multiple references to the rideshare industry and used car sales.

Response: We have amended to remove references not related to our business plan.

13. Please add a Recent Sales of Unregistered Securities section as required by Item 15 of Form S-1.

Response: We have amended to add a Recent Sales of Unregistered Securities section as required by Item 15 of Form S-1.

Please direct any further comments or questions you may have to the company’s Chief Financial Officer Che Kean Tat at keithche8383@outlook.com

Thank you.

Sincerely,

/S/ Dai Zheng

Dai Zheng

CEO/Director

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